UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

51Talk Online Education Group

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

16954L 204(1)

(CUSIP Number)

Jack Jiajia Huang

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

0065 6991 2347

With copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 16954L 204 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the NYSE American under the symbol “COE.” Each ADS represents 60 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L 204	13D/A	Page 2 of 4 Pages

1	Names of Reporting Persons Jack Jiajia Huang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 11,763,960 (1)
		8	Shared Voting Power 86,370,579 (2)
		9	Sole Dispositive Power 11,763,960 (1)
		10	Shared Dispositive Power 86,370,579 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,134,539 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.4%. The voting power of the shares beneficially owned represented 40.0% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1) Represents (i) 7,111,380 Class A ordinary shares in the form of ADSs purchased by Jack Jiajia Huang in the open market and (ii) 4,652,580 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited in the open market.

(2) Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,639,075 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 275,000 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after December 6, 2024, (iv) 277,200 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after December 6, 2024, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.

(3) Represents (i) 7,297,560 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,639,075 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 275,000 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after December 6, 2024, (iv) 4,652,580 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited, (v) 277,200 Class A ordinary shares in the form of ADSs held by Ting Shu, (vi) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after December 6, 2024, (vii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (viii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.

Each of Dasheng Global Limited, Dasheng Online Limited and HH Talent Limited is a British Virgin Islands company. Mr. Huang is the sole director of Dasheng Global Limited and HH Talent Limited, and Ms. Shu is the sole director of Dasheng Online Limited. Each of Dasheng Global Limited and Dasheng Online Limited is wholly beneficially owned by Dasheng International Holdings Limited, which is in turn wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). HH Talent Limited is wholly beneficially owned by HH Talent Holdings Limited, which is in turn wholly owned by HH Talent Trust, for which the Trustee also acts as the trustee. S.B. Vanwall Ltd., appointed by the Trustee, is the sole director of Dasheng International Holdings Limited and HH Talent Holdings Limited. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, Dasheng International Holdings Limited, TB Family Trust, the Trustee, Mr. Huang and Ms. Shu may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. All shares beneficially owned by TB Family Trust are beneficially owned by the Trustee solely in its capacity as trustee of TB Family Trust. Accordingly, the Trustee, solely in its capacity as trustee of TB Family Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by TB Family Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. The settlor of HH Talent Trust is Mr. Huang. Mr. Huang and his family members are beneficiaries under HH Talent Trust. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, HH Talent Holdings Limited, HH Talent Trust, the Trustee, Mr. Huang may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. All shares beneficially owned by HH Talent Trust are beneficially owned by the Trustee solely in its capacity as trustee of HH Talent Trust. Accordingly, the Trustee, solely in its capacity as trustee of HH Talent Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by HH Talent Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer.

(4) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 29, 2024 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 204	13D/A	Page 3 of 4 Pages

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 7 to Statement on Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 25, 2022, as amended by Amendment No. 1 thereto filed on October 5, 2022， by Amendment No. 2 thereto filed on July 10, 2023, by Amendment No. 3 thereto filed on November 29, 2023, by Amendment No. 4 thereto filed on February 22, 2024, by Amendment No. 5 thereto filed on July 11, 2024, and by Amendment No. 6 thereto filed on October 10, 2024 (as so amended, the “Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

Item 2.	Identity and Background

Items 2(a) through (f) of the Statement are hereby amended and restated as follows:

(a), (b), (c) and (f): This Schedule 13D amendment is being filed by Jack Jiajia Huang (the “Reporting Person”). The Reporting Person is a citizen of the People’s Republic of China. The business address of the Reporting Person is 24 Raffles Place #17-04 Clifford Centre, Singapore 048621. The Reporting Person is the founder, chairman and chief executive officer of the Issuer.

(d) and (e): During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated by the following:

Dasheng Global Limited entered into Rule 10b5-1 trading plans, dated as of March 31, 2022 and June 30, 2022, respectively, with Tiger Brokers (Singapore) Pte Ltd (the “Trading Plans”). Under the Trading Plans, Dasheng Global Limited proposes to purchase a total of 1,100,000 ADSs of the Issuer. Pursuant to the Trading Plans, through the date hereof, Dasheng Global Limited has purchased 1,025,415 ADSs in the open market for approximately US$1.6 million, using its capital from previous disposition of its holding of the Issuer’s ADSs. On December 15, 2022, the Issuer effected a change of the ratio of its ADSs to Class A ordinary shares from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares.

In addition, from March 28, 2022 through September 19, 2022, Dasheng Global Limited purchased a total of 562,106 ADSs of the Issuer in the open market for approximately US$0.9 million, using its capital from previous disposition of its holding of the Issuer’s ADSs. From September 20, 2022 through June 30, 2023, Dasheng Global Limited purchased a total of 102,984 ADSs of the Issuer in the open market for approximately US$0.7 million using its own capital. From August 31, 2023 through September 23, 2023, Dasheng Global Limited purchased a total of 26,315 ADSs of the Issuer in the open market for approximately US$0.2 million, using its own capital.

Dasheng Global Limited entered into a Rule 10b5-1 trading plan, dated as of June 30, 2023, with Tiger Brokers (Singapore) Pte Ltd (the “2023 Trading Plan”). Under the 2023 Trading Plan, Dasheng Global Limited proposes to purchase a total of 250,000 ADSs of the Issuer. Pursuant to the 2023 Trading Plan, Dasheng Global Limited has purchased 103,223 ADSs in the open market for approximately US$0.8 million from October 20, 2023 through February 20, 2024, using its own capital.

From June 14, 2024 through June 29, 2024, Mr. Jack Jiajia Huang purchased a total of 53,827 ADSs of the Issuer in the open market for approximately US$0.5 million, using his own capital. From August 27, 2024 through September 30, 2024, Mr. Jack Jiajia Huang purchased a total of 64,696 ADSs of the Issuer in the open market for approximately US$1.0 million, using his own capital.

CUSIP No. 16954L 204	13D/A	Page 4 of 4 Pages

HH Talent Limited entered into a Rule 10b5-1 trading plan, dated as of June 27, 2024, with Tiger Brokers (Singapore) Pte Ltd (the “2024 Trading Plan”). Under the 2024 Trading Plan, HH Talent Limited proposes to purchase a total of 250,000 ADSs of the Issuer. Pursuant to the 2024 Trading Plan, HH Talent Limited has purchased 77,543 ADSs in the open market for approximately US$1.1 million from October 24, 2024 through December 12, 2024, using its own capital.

Apart from the foregoing open-market purchases, (i) the 275,000 Class A ordinary shares of the Issuer issuable upon the vesting of restricted share units within 60 days after the date hereof, to be held by Dasheng Global Limited, the 1,874,940 Class A ordinary shares of the Issuer in the form of ADSs held by Dasheng Global Limited, and the 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang are shares issuable or issued to Mr. Huang pursuant to share awards granted under the Issuer’s share incentive plans, (ii) the 67,380 Class A ordinary shares of the Issuer issuable to Ms. Shu upon the vesting of restricted share units and the 277,200 Class A ordinary shares of the Issuer in the form of ADSs held by Ms. Shu, are shares issuable or issued to Ms. Shu pursuant to share awards granted under the Issuer’s share incentive plans, and (iii) the 30,390,321 Class B ordinary shares of the Issuer and the 15,535,423 Class B ordinary shares of the Issuer have been held by Dasheng Global Limited and Dasheng Online Limited, respectively, since the completion of the initial public offering of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the following:

The 2023 Trading Plan is attached as Exhibit C hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item7 of the Statement is hereby amended and supplemented by the following:

Exhibit No.	Description

C	Form of Rule 10b5-1 Trading Plans

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2024

Jack Jiajia Huang	/s/ Jack Jiajia Huang

Schedule I

60-Day Trading History

Trade Date	Amount of ADSs (Each Representing 60 Class A Ordinary Shares) Purchased	Weighted Average Price Per ADS (US$)
October 24, 2024	7,207	14.70
October 25, 2024	3,500	16.08
October 28, 2024	181	16.16
October 29, 2024	73	16.04
October 30, 2024	10	16.14
October 31, 2024	47	16.07
November 1, 2024	207	16.12
November 4, 2024	205	16.14
November 13, 2024	2,343	14.57
November 14, 2024	1,177	14.89
November 15, 2024	1,286	14.65
November 18, 2024	834	14.72
November 19, 2024	2,930	14.88
November 20, 2024	891	15.28
November 21, 2024	770	15.32
November 22, 2024	2,909	14.89
November 25, 2024	275	15.17
November 26, 2024	2,120	14.60
November 27, 2024	482	14.48
November 29, 2024	9,104	13.64
December 2, 2024	2,963	13.78
December 3, 2024	1,639	13.70
December 4, 2024	2,612	13.51
December 5, 2024	6,328	13.69
December 6, 2024	401	13.88
December 9, 2024	1,575	14.01
December 10, 2024	1,163	13.70
December 11, 2024	11,952	14.80
December 12, 2024	12,359	16.17

The above transactions were effected by HH Talent Limited in the open market.